SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                    QAD Inc.
                                    --------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   74727D 10 8
                                   -----------
                                 (CUSIP Number)

                            James A. Mercadante, Esq.
                              Baker & Hostetler LLP
                                666 Fifth Avenue
                            New York, New York 10103
                                 (212) 589-4206
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2003
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box / /.

1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Recovery Equity Investors II, L.P.

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)       /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                                   3,002,778
         BENEFICIALLY               8       SHARED VOTING POWER
         OWNED BY                                 0
         EACH                       9       SOLE DISPOSITIVE POWER
         REPORTING                                3,002,778
         PERSON WITH                10      SHARED DISPOSITIVE POWER
                                                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            3,002,778


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES)
                                 /  /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.1%

14       TYPE OF REPORTING PERSON

                                       PN

1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Recovery Equity Partners II, L.P.


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or  2(e)                       /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                                   3,002,778
         BENEFICIALLY               8       SHARED VOTING POWER
         OWNED BY                                 0
         EACH                       9       SOLE DISPOSITIVE POWER
         REPORTING                                3,002,778
         PERSON WITH                10      SHARED DISPOSITIVE POWER
                                                  0


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            3,002,778


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES)
                                   /  /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.1%

14       TYPE OF REPORTING PERSON

                                       PN

1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joseph James Finn-Egan


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                       /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                                   0
         BENEFICIALLY               8       SHARED VOTING POWER
         OWNED BY                                 3,002,778
         EACH                       9       SOLE DISPOSITIVE POWER
         REPORTING                                0
         PERSON WITH                10      SHARED DISPOSITIVE POWER
                                                  3,002,778

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            3,002,778


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES)
                                    /  /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.1%

14       TYPE OF REPORTING PERSON

                                       IN

1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jeffrey A. Lipkin


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)         /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                                   0
         BENEFICIALLY               8       SHARED VOTING POWER
         OWNED BY                                 3,002,778
         EACH                       9       SOLE DISPOSITIVE POWER
         REPORTING                                0
         PERSON WITH                10      SHARED DISPOSITIVE POWER
                                                  3,002,778

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            3,002,778


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES)
                              /  /



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.1%

14       TYPE OF REPORTING PERSON

                                       IN

                  This Amendment No. 1 to the original Schedule 13D filed as of January 3, 2000 (the "Original Schedule 13D") is being filed to reflect the cash exercise of the Warrant. On December 5, 2003, REI exercised the Warrant and thereby purchased 225,000 shares of Common Stock from QAD for $7.50 per share.

         Capitalized terms used but not otherwise defined herein have the respective meanings given to them in the Original Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND

           Item 2 of the Original Schedule 13D is hereby amended by changing the business address of REI, REP and Mr. Finn-Egan to: 2505 Anthem Village Drive, Suite E-622, Henderson, Nevada 89052.

           Item 2 of the Original Schedule 13D is hereby amended by changing the business address of Mr. Lipkin to: 650 Georgia Avenue, Palo Alto, California 94306.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The second paragraph of Item 3 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

            The funds used to purchase Common Stock on the Closing Date, as well as the Common Stock issued upon the exercise of the Warrant, were obtained from the working capital of REI. REI obtains its working capital through capital contributions from its limited partners.

ITEM 4.           PURPOSE OF TRANSACTION

            The first paragraph of Item 4 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

            Except as described in this Schedule 13D, REI entered into the Stock Purchase Agreement and the related agreements described below, and acquired the Warrant and the shares of Common Stock acquired by it under the Stock Purchase Agreement, as well as the shares of Common Stock subsequently acquired upon its exercise of the Warrant, for investment purposes. REI intends to review from time to time its investment in QAD and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by REI of the business and prospects of QAD, regulatory requirements and general stock market and economic conditions, REI may determine to increase its investment or sell all or part of its investment in QAD through open-market purchases, privately negotiated transactions or otherwise.

            The fourth paragraph of Item 4 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

            On December 5, 2003, REI exercised the Warrant and thereby purchased 225,000 shares of Common Stock from QAD for $7.50 per share. REI paid the exercise price in cash.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

            Item 5 of the Original Schedule 13D is hereby amended to read in its entirety as follows:

(a) The aggregate number of shares of Common Stock beneficially owned by each reporting person as of December 5, 2003 is 3,002,778, or approximately 9.1% of the outstanding shares of Common Stock.

(b) The responses of each reporting person to Items (7) through (11) of the cover page of Amendment No. 1 to the Original Schedule 13D that relate to shares of Common Stock beneficially owned by such reporting person are incorporated herein by reference.

(c) Other than as reported in Amendment No. 1 to the Original Schedule 13D, none of the Reporting Persons has effected a transaction in shares of Common Stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities to which this Schedule 13D relates.

(e) Not applicable.

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Partners II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: December 5, 2003

                            RECOVERY EQUITY INVESTORS II, L.P.

                            By:  RECOVERY EQUITY PARTNERS II, L.P.,
                                   its General Partner


                                 By: /s/ Joseph J. Finn-Egan
                                   --------------------------
                                   Name: Joseph J. Finn-Egan
                                   Title: General Partner


                                 By: /s/ Jeffrey A. Lipkin
                                   --------------------------
                                   Name: Jeffrey A. Lipkin
                                   Title: General Partner

                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: December 5, 2003

                            RECOVERY EQUITY PARTNERS II, L.P.


                                 By: /s/ Joseph J. Finn-Egan
                                    --------------------------
                                    Name:  Joseph J. Finn-Egan
                                    Title: General Partner


                                 By: /s/ Jeffrey A. Lipkin
                                    ------------------------
                                    Name:  Jeffrey A. Lipkin
                                    Title: General Partner

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Jeffrey A. Lipkin.

Dated: December 5, 2003

                                 By: /s/ Joseph J. Finn-Egan
                                   --------------------------
                                   Name: Joseph J. Finn-Egan


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P. and Joseph J. Finn-Egan.

Dated: December 5, 2003

                                 By: /s/ Jeffrey A. Lipkin
                                   ------------------------
                                   Name: Jeffrey A. Lipkin